P.E. 1/31/02 1027662

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Months of December 2001 and January 2002

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant's Name into English)
13 Mozes Street, Tel Aviv 67442, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the Registrant's press release dated December 26, 2001.

Attached hereto as Exhibit 2 and incorporated by reference herein is a copy of the Registrant's press release dated January 9, 2002.

Attached hereto as Exhibit 3 and incorporated by reference herein is a copy of the Registrant's press release dated January 16, 2002.

Attached hereto as Exhibit 4 and incorporated by reference herein is a copy of the Registrant's press release dated January 22, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT MEDICAL IMAGING LTD.
(Registrant)

By: ____________________
Name: Shimon Yitzhaki
Title: President

Dated: January 31, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated December 26, 2001.
2.	Press release dated January 9, 2002.
3.	Press release dated January 16, 2002.
4.	Press release dated January 22, 2002.

EXHIBIT 1

Elbit Medical Imaging Ltd. Subsidiary, InSightec Image Guided Treatment, Signs Equity Purchase Agreement with GE Medical Systems

TEL AVIV, Israel, Dec. 26 /PRNewswire/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - news; ``EMI'' or the ``Company'') announced today the signing, on December 21, 2001, of a Stock and Warrant Purchase Agreement between EMI, its subsidiary company Elbit Ultrasound (Netherlands) BV (``EUBV''), the latter's subsidiary InSightec -- Image Guided Treatment Ltd. (``InSightec''), and GE Medical Systems, a division of General Electric Company (NYSE: GE - news; ``GEMS'') for a proposed investment by GEMS in InSightec (the ``Agreement''). Subject to a number of conditions, including the obtaining of an approval by the Office of the Chief Scientist and the Investment Center of the Israel Ministry of Industry and Trade, the closing of the Agreement is expected to take place before year-end.

EMI President Shimon Yitzhaki said, ``We believe the additional investment further confirms the breakthrough technology that InSightec is pursuing. The importance of GEMS' involvement in InSightec is strategic for InSightec.''

Dr. Kobi Vortman, President and CEO of InSightec, commented, ``GEMS' additional investment acknowledges the work accomplished by InSightec during the last three years of continuous advances in the techno-clinical research and development of the MRI guided High Intensity Focused Ultrasound as a possible replacement of some surgical procedures.

``InSightec received last month a Phase III FDA IDE approval for breast fibroadenoma and currently is performing at multiple sites FDA IDE approved Phase II protocols in breast cancer and uterine fibroids. The InSightec systems are currently installed in 10 sites globally. Moreover, we are planning to add 10 more by the end of 2002; expanding the rate of patient treatments significantly.''

InSightec develops and manufactures real time image guided and monitored high intensity focused ultrasound systems performing soft tissue coagulation. InSightec believes that this advanced technology has the potential to replace some surgical procedures while significantly reducing morbidity, surgical complications and hospitalization.

In accordance with the terms of the Agreement, GEMS will invest $10 million in InSightec in a combination of cash and equipment for 11.8% of InSightec's shares on a fully diluted basis. As part of the transaction, GEMS will also convert its previous 5% holdings in InSightec's subsidiary into an additional 5% holding in InSightec. EUBV's holdings in InSightec will be diluted following this transaction, to 61.14%. In addition, GEMS will be granted warrants for the purchase of an additional 5% of the shares of InSightec for $3 million, exercisable for a period of 3 years.

InSightec is, at the time of this transaction, at a research and development stage. Accordingly, the increase in the Company's share in InSightec's net book value arising from this transaction, in the amount of approximately $5.1 million (approximately NIS 22 million), will be presented, in accordance with Israeli GAAP*, as deferred income and will be charged to the profit and loss accounts, over a three year period, or up to the Company's share in InSightec's losses during the relevant period, whichever is higher on an accumulated basis.

* The Company prepares its financial statements in accordance with Israeli GAAP. In accordance with US GAAP, the increase is included as a capital reserve in shareholder's equity.

Forward-looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

EXHIBIT 2

Elbit Medical Imaging Ltd. Announces Approval of a Settlement Agreement In Class Action Claim

TEL AVIV, Israel, Jan. 9 /PRNewswire/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - news; ``EMI'' or the ``Company'') today announced that, further to its announcement on March 19, 2001, the Tel-Aviv district court approved on November 15, 2001, a settlement agreement signed by the parties in civil claim no. 001280/99 presented by Abraham Rotenberg and Haim Duvshani (the ``plaintiffs'') against the Company, Elbit Ltd. (``Elbit''), Elron Electronic Industries Ltd. and Mr. Emmanuel Gill (collectively, the ``defendants''). The settlement agreement provides for the approval of the claim against the Company and the dismissal thereof against all other defendants. The claim was recognized as a class action on behalf of those persons who sold warrants (series 2) or shares of Elbit or shares of the Company, during the periods and in the circumstances set forth in the settlement agreement.

The essence of the settlement agreement is the payment of damages to the class members, for damage or losses allegedly caused to them, as a result of not issuing a press release or an immediate report to the securities authorities concerning negotiations for the sale to third parties of the business of Elscint Ltd., a subsidiary of the Company. Such negotiations were conducted during late 1998, prior to the acquisition of the Company by Europe Israel (M.M.S.) Ltd., the current control holder.

A newspaper notice concerning the settlement details has been published following the said approval.

In the event that the number of class members objecting to the settlement agreement exceeds the number specified therein, the Company and its insurers have the right to cancel the settlement agreement in accordance with its terms. Without it constituting an admission, the Company has undertaken in the settlement agreement to pay to the class represented in the claim the total sum of up to $1,800,000 (including legal fees and compensation to the plaintiffs) in accordance with the terms thereof.

Simultaneously with the signing of the settlement agreement, the Company had signed an agreement with its insurers whereby the insurance policy will cover the payment of the damages referenced above.

Forward-looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

EXHIBIT 3

Elbit Medical Imaging Ltd. Restructures Subsidiary's Holdings in VCON Telecommunication Ltd.

TEL AVIV, Israel, Jan. 16 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - news; ``EMI'' or the ``Company'') today announced that a wholly-owned subsidiary of the Company has agreed to restructure a 3% convertible subordinated note in the principal amount of $4.0 million issued to the subsidiary by VCON Telecommunications Ltd. (``VCON'') (the ``Note'').

Pursuant to such agreement, $2.0 million of the outstanding principal amount of the Note will be converted into 2,000,000 ordinary shares of VCON at $1.0 (EUR 1.1) per share. In addition, a new convertible subordinated note, having a principal amount of $2.0 million and bearing interest at the rate of 2% per year, will be issued to the Company (the ``New Note''). Following such conversion and issuance, the Note will be canceled. The New Note will have a five-year maturity term and generally will be convertible, in whole or in part, at the option of the holder, at any time during its term, into ordinary shares of VCON at a conversion price of $1.0 (EUR 1.1) per share. Unless converted, the outstanding principal is required to be repaid in quarterly installments commencing two years after the issuance of the New Note.

In lieu of interest payments accrued on the Note and the New Note, VCON will issue to the Company's subsidiary an additional five-year convertible subordinated note in the principal amount of $475,000, which amount represents all interest accrued under the Note and all interest to be accrued under the New Note (the ``Interest Note''). The Interest Note will be convertible, in whole or in part, at the option of the holder, at any time during its term, into ordinary shares of VCON at a conversion price of $1.40 (EUR 1.56) per share, and will not bear any interest. Unless converted, the principal amount of the Interest Note is required to be repaid in one payment upon maturity of the Interest Note.

In addition to the above, upon the consummation of the foregoing transactions VCON will grant to the Company warrants, at a purchase price of $0.30 (EUR 0.33) per warrant, to purchase up to 1,333,333 ordinary shares of VCON at an exercise price of $1.40 (1.56 EUR) per share. All rights relating to the warrants shall expire three years after the consummation of the foregoing transactions.

Following the consummation of the foregoing transactions and the issuance of the 2,000,000 ordinary shares of VCON to the Company's subsidiary, the Company will indirectly hold approximately 20% of VCON's issued and outstanding ordinary shares and 37% on a fully diluted basis.

Shimon Yitzhaki, president of the Company, commented, ``This transaction follows the latest changes in the telecommunication market and significantly increases our holdings in VCON while improving the terms of investment. This represents our confidence in both the telecommunications market and VCON.''

VCON is a developer and manufacturer of a comprehensive range of networked Video over IP solutions. It also offers complete meeting solutions for desktop, compact, and group conferencing over ISDN, ATM, Satellite, xDSL and other carriers. VCON (Sicovam No. 022021) is publicly traded on Le Nouveau Marche.

The consummation of the foregoing transactions is subject to approval thereof by the relevant statutory organs of the parties thereto, the obtaining by VCON of necessary governmental approvals (including the approval of the Israeli Office of the Chief Scientist and the Investment Center) and the consent of VCON's principal lenders. (All U.S. dollar amounts in this press release are translated for convenience to EUR based on the exchange rate of 1 EUR = 0.90 U.S. dollar).

FORWARD-LOOKING STATEMENTS WITH RESPECT TO EMI'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF EMI's ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN EMI'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

EXHIBIT 4

Elbit Medical Imaging Ltd. Announces Extension of Term Under a Settlement Agreement in Class Action Claim

TEL AVIV, Israel, Jan. 22 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - news; ``EMI'' or the ``Company'') today announced that on January 17, 2002 the Tel-Aviv district court approved a 60-day extension to the time limit provided for the submission of an application to the Trustee appointed under the Settlement Agreement. This extension follows the Company's January 8, 2002 announcement of the Settlement Agreement between the parties in civil claim no. 001280/99 presented by Abraham Rotenberg and Haim Duvshani against the Company, Elbit Ltd., Elron Electronic Industries Ltd. and Mr. Emmanuel Gill.

The motion to extend the time limit was submitted to the district court due to the low number of class members that applied to the Trustee and the Parties' request to allow a maximum number of class members to apply.

A newspaper notice concerning the extension will be published on the commencement day of the extended term.

FORWARD LOOKING STATEMENTS WITH RESPECT TO EMI'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF EMI's ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN EMI'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.